SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ___)*

ioWorldMedia, Incorporated

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

46262V107

(CUSIP Number)

Benjamin Homel
1717 Dixie Highway, Suite 650
Ft. Wright, Kentucky 41011
(859) 448-2700

With a copy to:

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D
CUSIP No. 46262V107	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Homel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.067%
14	TYPE OF REPORTING PERSON (See Instructions) IN

13D
CUSIP No. 46262V107	Page 4 of 6 Pages

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Shares"), of ioWorldMedia, Incorporated, a Florida corporation (the "Issuer").  The principal executive offices of the Issuer are located at 5025 West Lemon Street, Suite 200, Tampa, Florida 33609.

Item 2.  Identity and Background

(a)  This statement is filed by Benjamin Homel (the "Reporting Person").

(b)  The business address of the Reporting Person is 1717 Dixie Highway, Suite 650, Ft. Wright, Kentucky 41011.

(c)  The Reporting Person is the Chief Executive Officer of Merlin Media, LLC, a Delaware limited liability company with its principal offices located at 1717 Dixie Highway, Suite 650, Ft. Wright, Kentucky 41011.  The Reporting Person is not an officer or director of the Issuer.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired his shares of the Issuer’s common stock pursuant to a Share Exchange Agreement dated as of November 7, 2011 with the Issuer (the “Share Exchange Agreement”) in which the Reporting Person agreed to exchange all of his shares of Up Your Ratings, Inc., a privately held Ohio corporation formed by the Reporting Person in 1992 for 15,000,000 shares of the Issuer’s common stock.  The Reporting Person acquired his shares of Up Your Ratings common stock with his personal funds and in consideration of intellectual property contributed by him to that company.  The Reporting Person paid no additional consideration in connection with the exchange of his Up Your Ratings Shares for shares of the Issuer’s common stock.

Item 4.  Purpose of Transaction

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) - (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

13D
CUSIP No. 46262V107	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer

(a), (b)
The information set forth in rows 7 through 13 of the cover page hereto for the Reporting Person is incorporated herein by reference.  The percentage amount set forth in row 13 of the cover page for the Reporting Person filed herewith is calculated based upon 165,447,479  shares of the Issuer’s common stock outstanding on November 9, 2011 upon the completion of the transactions contemplated by the Share Exchange Agreement.

(c)           None other than as disclosed in Item 4 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for certain registration, co-sale and anti-dilution rights set forth in the Share Exchange Agreement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:
Share Exchange Agreement dated as of November 7, 2011 by and among ioWorldMedia, Incorporated, Up Your Ratings, Inc., Benjamin Homel, Mark D. Thompson, and Saxet Consulting, LLC.  Incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ioWorldMedia, Incorporated with the Securities and Exchange Commission on November 14, 2011.

13D
CUSIP No. 46262V107	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ BENJAMIN HOMEL
Benjamin Homel

Date: November 17, 2011